UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41181

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Yoshitsu Co., Ltd

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Harumi Building, 2-5-9 Kotobashi,
Sumida-ku, Tokyo, 130-0022
Japan
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Convocation of Adjourned Meeting of the 18th Annual General Meeting of Shareholders of Yoshitsu Co., Ltd

In accordance with the rules and regulations of the Japanese Companies Act, Yoshitsu Co., Ltd has sent a notice and accompanying information, including proxy instructions, to all holders of its ordinary shares and American Depositary Shares with respect to its Adjourned Meeting of the 18th Annual General Meeting of Shareholders (the “Adjourned Meeting”). The Adjourned Meeting is to be held in Tokyo, Japan on September 26, 2024. A complete copy of the notice is furnished hereto as Exhibit 99.1.

Exhibit 99.1 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd
Date: September 24, 2024	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Adjourned Meeting of the 18th Annual General Meeting of Shareholders to be held on September 26, 2024